Delisting Determination,The Nasdaq Stock Market, LLC,
March 1, 2007, eMerge Interactive, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of eMerge Interactive, Inc. (the Company), effective at the opening of the trading session on March 12, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange based on the following Marketplace Rules:
4300 and IM-4300. The Company was notified of the Staffs determination on February 16, 2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on February 27, 2007.